UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Model N, Inc.
(Name of Issuer)

Common Stock, $0.00015 par value
(Title of Class of Securities)

607525102
(CUSIP Number)

Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas – 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Matthew J. Day, Esq.
The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY 10036
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 607525102	Page 2 of 10
1. Name of Reporting Person.
Joshua Schwartz

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. United States of America

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 2,003,717
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 2,003,717

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,003,717

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.3%
14. Type of Reporting Person.
IN

Schedule 13D
CUSIP No. 607525102	Page 3 of 10
1. Name of Reporting Person.
Flatbush Watermill, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 2,003,717
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 2,003,717

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,003,717

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.3%
14. Type of Reporting Person.
OO

Schedule 13D
CUSIP No. 607525102	Page 4 of 10
1. Name of Reporting Person.
Flatbush Watermill Management, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 2,003,717
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 2,003,717

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,003,717

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
8.3%
14. Type of Reporting Person.
IA

Schedule 13D
CUSIP No. 607525102	Page 5 of 10
1. Name of Reporting Person.
FW2, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 205,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 205,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 205,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
Less than 1%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 607525102	Page 6 of 10
1. Name of Reporting Person.
FW3, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☐
(b) ☒

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 1,798,717
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 1,798,717

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,798,717

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11).
7.4%
14. Type of Reporting Person.
PN

Schedule 13D

CUSIP No. 607525102	Page 7 of 10

ITEM 1. SECURITY AND ISSUER

This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $0.00015 par value per share (the "Common Stock"), of Model N, Inc., a corporation formed under the laws of the State of Delaware (“Issuer”), filed on September 25, 2013 (the "Initial Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(f).  This Statement is filed by FW2, LP (“FW2”), FW3, LP (“FW3”), Flatbush Watermill, LLC (“Flatbush Watermill”), Flatbush Watermill Management, LLC (“Flatbush Watermill Management”) and Joshua Schwartz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of FW2 and FW3 is a limited partnership organized under the laws of the State Delaware.  The principal business of each of FW2 and FW3 is to seek to make investments with the goal of long-term value creation.

Flatbush Watermill, a limited liability company organized under the laws of the State of Delaware, is the general partner of FW2 and FW3.  Flatbush Watermill Management, a limited liability company organized under the laws of the State of Delaware and an investment adviser registered under the Investment Advisers Act of 1940, as amended, is the investment adviser of FW2 and FW3. Joshua Schwartz is a citizen of the United States whose principal occupation is serving as the Managing Member of each of Flatbush Watermill and Flatbush Watermill Management.  Flatbush Watermill Management has the power to dispose and vote the securities beneficially held by each of FW2 and FW3.  Accordingly, each of Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3.

The business address for each Reporting Person is 1325 Avenue of the Americas – 27th Floor, New York, NY 10019

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 205,000 shares of Common Stock beneficially held by FW2 was $2,025,000 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by FW2 were paid for using its working capital.

The aggregate purchase price of the 1,798,717 shares of Common Stock beneficially held by FW3 was $17,598,000 (including brokerage fees and expenses).  All shares of Common Stock beneficially held by FW3 were paid for using its working capital.

ITEM 4. PURPOSE OF TRANSACTION

(a)-(j).  The Reporting Persons have acquired shares of Common Stock of Model N, Inc. with the belief that the Issuer is positioned well strategically and has the opportunity to deliver innovative products and related services that have the potential to generate significant value for its customers over the course of the next decade.  The Reporting Persons further believe that over time, they might be able to share ideas and insight with management that could contribute to long-term value creation for both the Issuer’s customers and its shareholders.  Accordingly, the Reporting Persons may communicate with other shareholders and management of the Issuer about maximizing the value of the shares of Common Stock.

Schedule 13D

CUSIP No. 607525102	Page 8 of 10

Except as set forth herein, the shares of Common Stock have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of the shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to beneficially hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  Over time, the Reporting Persons may engage in hedging or similar transactions with respect to the shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of February 12, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Mr. Schwartz (1)(2)(3)	2,003,717	0	2,003,717	8.3%
Flatbush Watermill (1)(2)(3)	2,003,717	0	2,003,717	8.3%
Flatbush Watermill Management (1)(2)(3)	2,003,717	0	2,003,717	8.3%
FW2 (1)(2)	205,000	0	205,000	**
FW3 (1)(3)	1,798,717	0	1,798,717	7.4%

*Based on 24,242,586 common shares outstanding as of January 31, 2014, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 12, 2014.
**  Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 205,000 Common shares owned by FW2.

Schedule 13D

CUSIP No. 607525102	Page 9 of 10

(3) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,798,717 Common shares owned by FW3.

(c) The table below lists all the transactions in the Issuer's Common Stock since the most recent filing of this Schedule 13D by the Reporting Persons.

	Date of
Party	Purchase/Sale	# of Shares	Buy/Sell	Price/Share

FW2	10/9/2013	12,221	BUY	$9.21
FW2	10/10/2013	6,374	BUY	$9.34
FW2	10/11/2013	2,318	BUY	$9.43
FW2	10/11/2013	27,786	BUY	$9.40
FW2	11/1/2013	9,000	BUY	$8.90
FW2	11/4/2013	4,629	BUY	$8.20
FW2	11/13/2013	5,000	BUY	$8.78
FW3	10/9/2013	97,779	BUY	$9.21
FW3	10/10/2013	50,972	BUY	$9.34
FW3	10/11/2013	18,536	BUY	$9.43
FW3	10/11/2013	222,214	BUY	$9.40
FW3	11/1/2013	166,000	BUY	$8.90
FW3	11/4/2013	45,371	BUY	$8.20
FW3	11/11/2013	16,152	BUY	$8.27
FW3	11/12/2013	300	BUY	$8.50
FW3	11/13/2013	33,800	BUY	$8.90
FW3	11/13/2013	45,000	BUY	$8.78

(d)            No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)            Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of September 24, 2013 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement was filed as Exhibit 1 to the Initial Statement and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed herewith or have been previously filed:

1.            Joint Filing Agreement.

Schedule 13D

CUSIP No. 607525102	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February14, 2014

/s/ Joshua Schwartz
Joshua Schwartz

Flatbush Watermill, LLC		Flatbush Watermill Management, LLC

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

FW2, L.P.		FW3, L.P.

By:	Flatbush Watermill, LLC	By:	Flatbush Watermill, LLC

	Its General Partner		Its General Partner

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz

	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member